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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2002

                     --------------------------------------

                                 CELESTICA INC.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                     --------------------------------------

                                12 CONCORDE PLACE
                                TORONTO, ONTARIO
                                 CANADA, M3C 3R8
                                 (416) 448-5800
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

        Form 20-F     X                                 Form 40-F ______
                    ------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes _____                                  No    X
                                                          -------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________


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                                 CELESTICA INC.
                                    FORM 6-K
                                MONTH OF MAY 2002


Filed with this Form 6-K are the following, which are incorporated herein by reference:



- Management's Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2002.

- Consolidated Financial Statements of Celestica Inc. for the three months ended March 31, 2002.


Exhibits
--------

99.1  - Management's Discussion and Analysis

99.2  - Consolidated Financial Statements





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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






                                        CELESTICA INC.




Date:  May 3, 2002                      BY: /s/ Elizabeth L. DelBianco
                                           ----------------------------
                                        Name:  Elizabeth L. DelBianco
                                        Title:  Vice President & General Counsel



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                                  EXHIBIT INDEX
                                  -------------


    EXHIBIT                           DESCRIPTION
    -------                           -----------

99.1                        Management's Discussion and Analysis

99.2                        Consolidated Financial Statements
